■ Internet Patents Corporation™

October 31, 2012

Via EDGAR

Securities and Exchange Commission
100 First Street N.E.
Washington, D.C.  20549
Attention:  Ms. Maryse Mills-Apenteng

Re:	Internet Patents Corporation Preliminary Proxy Statement on Schedule 14A Filed October 9, 2012 File No. 001-35359

Ladies and Gentlemen:

Thank you for your letter dated October 24, 2012, addressed to Hussein A. Enan of Internet Patents Corporation (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 9, 2012.  We have revised the proxy statement in response to the Staff’s comments and are filing concurrently with this letter an amended Preliminary Proxy Statement on Schedule 14A, which reflects these revisions and updates a limited amount of other information.

To facilitate the Staff’s review, we have reproduced in bold face text the Staff’s comments and our response follows.

Stock Ownership of Certain Beneficial Owners and Management

1.	Please revise to provide a completed beneficial ownership table.

Response:

In response to the Staff’s comment, the Company has revised its proxy statement to include a completed beneficial ownership table.  Please see page 9.

Proposal No. 3: Approval of the NOL Amendment

2.
We note your NOL Amendment proposal seeks to prohibit or limit transfers of common stock to prevent stockholders from acquiring 4.9% or more of your total common stock outstanding and existing 4.9% or more stockholders from acquiring additional shares. Please revise to provide quantitative and qualitative disclosure

10850 Gold Center Drive, Suite 250B, Rancho Cordova CA 95670 ● 916-853-1529● www.internetpatentscorporation.net● (NASDAQ: PTNT)

Ms. Maryse Mills-Apenteng
October 31, 2012

that clarifies the circumstances whereby the ownership change provisions of Section 382 will be implicated based upon your current ownership levels. For example, you may provide a range of shares that your existing 5% or more stockholders will need to acquire to trigger the ownership level changes. Your current disclosure does not appear to provide investors with sufficient context for them to determine the likelihood of Section 382 will affect your net operating losses.

Response:

In response to the Staff’s comment, the Company has revised its proxy statement to include additional quantitative and qualitative disclosure that clarifies certain circumstances whereby the ownership change provisions of Section 382 may be implicated.  Specifically, the Company has included estimates of the shift in ownership percentage as of December 31, 2012 and December 31, 2013, and has included an example of the number of shares which, if acquired by one or more existing 5% holders (or new 5% holders), would likely cause an “ownership change” and a limitation on the Company’s use of the NOLs.  Please see page 17.

The Company has also revised its proxy statement to include additional disclosure describing circumstances where the NOL Amendment may be waived and when the NOL Amendment will terminate.  Please see the disclosure added under the headings “Waiver of the NOL Amendment” and “Expiration of the NOL Amendment” on page 19.

3.
Similarly, we note that you indicate that your board believes the amendments are “the most effective way to preserve the benefits of [your] NOLs for long-term stockholder value.” It appears that the amendments will have significant anti-takeover effects. Please revise to clarify the potential anti-takeover effects of your amendments and how it may impact your investors. Given these anti-takeover effects, please revise to explain why the board believes the amendments were the most effective method to protect your net operating losses over alternative measures.

Response:

In response to the Staff’s comment, the Company has revised its proxy statement to describe potential anti-takeover effects of the NOL Amendment and the Rights Plan and certain other impacts on the Company’s investors.  Please see the disclosure added to Proposal No. 3 under the heading “Other Considerations” on pages 19 and 20 and the cross-reference to such disclosure added to Proposal No. 4 under the heading “Other Considerations” on page 25.  The Company has also revised its proxy statement to further explain why the board believes the proposed amendments are the most effective method to protect the Company’s net operating losses.  Please see pages 17 and 18.

10850 Gold Center Drive, Suite 250B, Rancho Cordova CA 95670 ● 916-853-1529● www.internetpatentscorporation.net● (NASDAQ: PTNT)

Ms. Maryse Mills-Apenteng
October 31, 2012

Other

4.
We note that you have not included a form of proxy card as required by Rule 14a-4 of the proxy rules. Please amend your filing to include the required form of proxy card, which should be marked “preliminary copy.” Refer to Rule 14a-6(e)(1).

Response:

In response to the Staff’s comment, the Company has amended its filing to include the required form of proxy card.

*           *           *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience.  Please do not hesitate to contact the undersigned at (916) 853-1529, extension 113.

Very truly yours, /s/ L. Eric Loewe L. Eric Loewe Senior Vice President, General Counsel and Secretary

cc:	Hussein A. Enan
Karen K. Dreyfus, Esq., Sidley Austin LLP

10850 Gold Center Drive, Suite 250B, Rancho Cordova CA 95670 ● 916-853-1529● www.internetpatentscorporation.net● (NASDAQ: PTNT)